                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                              creditgroup.com, Inc.
                 (Name of Small Business Issuer in its charter)


           Delaware                                      33-0732566
  (State or Other Jurisdiction             (IRS Employer Identification Number)
 of Incorporation or Organization)


                               4425 Bayard Street
                                    Suite 230
                                  San Diego, CA
                                      92109
                    (Address of principal executive offices)

                                 (619) 272-8300
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None.

        Securities to be registered pursuant to Section 12(g) of the Act:


                           Common Stock, no par value
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                                                              Page
                                     PART I
Item 1.   Description of Business.................................................................................1

Item 2.   Management's Discussion and Analysis of Financial  Condition
              and Results of Operations...........................................................................7

Item 3.   Description of Property................................................................................10

Item 4.   Security Ownership of Certain Beneficial Owners and Management.........................................10

Item 5.   Directors, Executive Officers, Promoters and Control Persons...........................................11

Item 6.   Executive Compensation.................................................................................13

Item 7.   Certain Relationships and Related Transactions.........................................................13

Item 8.   Description of Securities..............................................................................13

                                     PART II

Item 1.   Market price of and Dividends of the Registrant's Common Equity and Other Shareholder Matters......................................................................14

Item 2.   Legal Proceedings......................................................................................14

Item 3.   Changes in and Disagreements with Accountants..........................................................15

Item 4.   Recent Sales of Unregistered Securities................................................................15

Item 5.   Indemnification of Directors and Officers..............................................................15


                                    PART F/S

Index to Financial Statements


                                    PART III

Index to Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Creditgroup.com, Inc. (the "Company"), is a financial services company which acquires, manages, resells and collects accounts of delinquent consumer debt throughout the United States and Canada. The Company was incorporated on October 24, 1996 as Asset Retrieval Services, Inc. ("Asset") in the State of California, and began operations in January 1998. The portfolios of charged-off receivables, acquired from major banks and merchants, are primarily individual VISA(R), MasterCard(R) and private label credit cards issued by the originating institution. Due to its ability to acquire substantially large portfolios of non-performing accounts, the Company can minimize losses and increase retained earnings for those banks, lending institutions and credit card issuers by allowing these institutions to recoup a portion of amounts that have already been charged off.

         On July 31, 1997, Asset merged, via reverse merger, with Angus Corporation, a Delaware corporation. Pursuant to the reverse merger, Angus Corporation's name was changed to Asset Retrieval Services, Inc. and the California Corporation was discontinued. The Company's common stock has been traded on the OTC Electronic Bulletin Board (the "Bulletin Board") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol since March 1998.

         In December 1998, the shareholders of the Company approved a 4 to 1 reverse stock split and a change in the Company's name to creditgroup.com, Inc. The shareholder's also approved the Company acquiring other complimentary companies in the industry. In January 1999, the Company name was changed to "creditgroup.com, Inc." Subsequently, the Company entered into negotiations with and completed the acquisition of Asset Retrieval Management, Inc., a California portfolio management company, and Alliance Consumer Credit Solutions Inc., a British Columbia, Canada company offering credit services to consumers with sub-prime credit. On February 1, 1999, the Company's symbol on the NASDAQ Bulletin Board was changed from ARST to CRCO.


PRINCIPAL BUSINESS ACTIVITIES

         The Company has identified the following sectors of the financial services market on which to focus:

         (1) Acquisition and resolution of non-performing loans through our Soft Recovery Program and third party collection efforts programs;

         (2) Acquisition and resolution of non-performing debt through secured and unsecured Credit Card Issuance Programs;

         (3) Acquisition and resolution of any or all of our clients additional charged off debts;

         (4)      Resolution of non-performing debt through a mortgage program;

         (5) The Company has recently begun operation of an Internet web site for a credit card industry trade directory, "creditcardindustry.com," and expects to generate revenues from company listings, advertising and banner sales; and

         (6) The Company anticipates pursuing acquisitions of commercial judgments via joint ventures with judgment creditors on a contingency basis.

PURCHASE OF NON-PERFORMING DEBT

         The Company's primary products are portfolios of delinquent consumer loans which have been charged-off by the issuing financial institution. The Company seeks ideally to purchase the underlying loans from issuers with stringent credit granting criteria, which are unsecured, less than 48 months has expired since charge off and with average loan balances of less than $2,000.

         The Company purchases portfolios of various issuing banks' non-performing loans at a significant discount. Generally non-performing consumer loans are sold in packages by these institutions. Primarily, the Company prefers to purchase credit card portfolios due to the increased flexibility this type of portfolio provides. The Company utilizes its proprietary evaluation software and techniques to determine which portfolios it will acquire. Generally, the Company will not bid on numerous portfolios due to several factors. These factors include (i) the inability of the seller to deliver the portfolio as offered, (ii) the length of the bidding process, (iii) auction hysteria, often resulting in a higher than normal price, (iv) availability of portfolios through the bidding process, (v) established relationships, and (vi) cash requirements associated with bidding. The Company primarily purchases its portfolios from issuing banks and non-bank vendors with whom the Company has established relationships. To date, the Company has purchased loan portfolios at a cost of $.01(cent) to $.05(cent) on the dollar.

         Once the Company performs its proprietary due diligence evaluation of the portfolio, the acquired portfolio is segmented and, only those loans which the Company believes it will have the greatest opportunity to produce acceptable returns on the Company's initial investment are retained. The remaining accounts are sold to individuals, such as attorneys and individual investors, as well as, smaller specialized collection agencies.

         The Company's management has extensive experience in analyzing and valuing distressed financial portfolios and, with the companies proprietary software system, is able to analyze which accounts to resell and which to retain and manage. Of the accounts retained, the Company seeks to convert the outstanding debt to performing loan status. Once the loan has been converted into a performing loan, the Company receives a positive cash flow and has the ability to re-market accounts to third party lenders at a substantial premium. Once the accounts that are retained by the Company have been seasoned, the Company then has the opportunity to sell these performing accounts at a premium to institutional buyers.


TRANSFORMING DEBTORS INTO CLIENTS

         Ultimately, the goal of the Company is to transform the debtor into a client through the offering of debtor beneficial programs. The Company believes that it is potentially profitable to continue to develop a client-service provider relationship with debtors who accept one or more of the Company's programs. The Company believes that these individuals have demonstrated the desire, commitment and ability to bounce back from adversity and to make significant changes in their lives. Demographically, they represent a very dedicated client base for the Company. The Company believes that its prior relationships with these debtors make them an optimum market to offer ongoing newly created or licensed goods and services to.

         This greatly impacts the total revenue stream generated from a portfolio or pool of portfolios. In addition, the evolution of the relationship from creditor/debtor to client/service provider will increase the life span of the stream of revenue from a particular portfolio. This also allows the Company to broaden the scope of companies or opportunities that it can acquire or employ. This represents a dramatic shift in ideology compared to the pervasive collection industry attitudes. In contrast, the traditional collection industry views a debtor with delinquent debt in a very derogatory light. The resultant business practices are aggressive and non-relationship building, requiring a constant infusion of new debtors to maintain collection levels. The Company's position represents a dramatic shift in ideology to the traditional collection industry.


SOFT RECOVERY PROPRIETARY PROGRAM

         Most conventional collection agencies are not adequately equipped to spend the time and money required to successfully liquidate a profitable percentage of investor-purchased debt portfolios. Most collection agencies work on a contingency basis. These agencies are strictly profit driven and rely on high turnover volumes of monthly accounts. The Company believes that the typical portfolio owner is not in a position to efficiently collect a distressed portfolio and must rely on assistance from collection professionals. However, these agencies generally do not respond well to the needs of the typical portfolio owner. The Company believes that conventional collection methods produce recovery rates of only four to nine percent on typical primary through tertiary consumer loan and credit card portfolios. The Company anticipates that it continue to obtain recoveries on such portfolios in amounts in excess of the cost to purchase these portfolios.

         Unlike the original issuers and third-party collection agencies, the Company has flexibility in structuring repayment plans that accommodate the needs of its customers. For example: (a) the Company is able to offer a significant discount on the overall obligation, due to the substantial discount the Company received on the purchase price of the portfolio; (b) the Company can accommodate its customer with payments that fit the customer's monthly budget;
(c) the Company's decisions are unaffected by the normal constraints indigenous to banks and savings and loan institutions, such as loan committees, loan loss provisos, tax consequences and regulatory requirements imposed by banking regulations for non-performing debt; and (d) the Company is not bound by the limited time periods for collection faced by third-party collection agencies. Therefore, the Company believes that it can acquire, manage and liquidate portfolios profitability.

         The Company plans to merge and/or form strategic alliances with similar companies, such as collection agencies, database and skip tracing entities. Although no assurances can be given, the Company's ultimate goal is to have wholly and/or partially owned collection and skip tracing subsidiaries.


CREDIT CARD ISSUANCE PROGRAMS

         In addition to the Company's successful soft recovery techniques, the Company is in the process of developing two unique collection tools for portfolio recovery: the Secured Credit Card Issuance Program (the "Secured Program") and the Unsecured Credit Card Issuance Program the ("Unsecured Program," and together with the Secured Program, the "Credit Card Issuance Programs"). Both of these programs are based on issuing new credit cards, (VISA(R) or Mastercard(R)), either secured or unsecured, depending on the debtor's needs and qualifications. The Programs are only offered in conjunction with the Company's soft recovery program and standard collection techniques.

         The Company believes that its Credit Card Issuance Programs are an efficient and inexpensive alternative to the under-performing servicing procedures currently employed by banks and other lenders. The Company makes available a national credit card (VISA(R) or Mastercard(R)) to qualified debtors. These are individuals whom the Company believes have encountered some form of financial distress, but have had sufficient time to financially recuperate. The Company reaffirms the consumer's debt by receiving a payment or establishing an unsecured credit card account for consumers who meet the Company's credit criteria, on terms acceptable to the consumer with payment terms within their monthly budget. The consumer's agreed-to current outstanding balance is reaffirmed, to conform to the underwriting standards required by the Company to issue either a secured or unsecured credit card and/or installment contract.

         Using the Company's proprietary credit guidelines, the Company processes application requests solicited via direct mail and telemarketing. Credit applications that meet underwriting guidelines are then transferred to the Company's issuing bank, which is a VISA(R) or Mastercard(R) principal member. As the consumer reduces his or her principal balance, additional credit becomes available to the consumer. Although no assurances can be given, the Company anticipates that this program will yield a liquidation rate 15 to 20% higher than current industry averages.

         The Company believes that there are several advantages to the Programs, including, remote serviceability of accounts, credit risk spread over many small accounts, high consumer demand for credit cards as a "loan on demand" device, high customer retention following repayment of initial debt, ability to provide large scale automated servicing and liquidity.

         An additional factor, which contributes to the success of the Programs, is that credit cards are inexpensive to service in comparison to other small-balance loans and can be easily monitored in an automated environment.


INDUSTRY OVERVIEW

         According to the Nilson Report, May 1998, the aggregate indebtedness in the United States totaled $5.572 trillion. Consumer debt alone, excluding home mortgages amounted to $1.265 trillion. The Kaulkin Report, April 26, 1999, reported that the "collection industry reached nearly $10 billion" and is growing. This is shared among approximately 6,300 debt collection companies of which only a small percentage of companies compete nationally. The Company believes that the sale and purchase of debt instruments is evolving into a specialized financial services product market. These assets can be purchased for between $.01 cents to $.12 cents on the dollar, and, when processed efficiently these assets can yield significant returns.

         The growing interest in the sale and purchase of charged-off debt portfolios is a result of rapid changes occurring in the collections industry. Rather than creating a large, expensive in-house collection operation, issuers of charged-off debt are finding it more cost efficient to sell these portfolios to debt buyers and to focus on their more traditional business. As a result, undercapitalized third party collection agencies have lost much of their business.

         While bankruptcy requirements are getting tougher, the courts are also holding issuers more accountable for the actions of their agents. For this reason, issuers with bad debts on their books may prefer to sell the accounts to a highly qualified buyer such as the Company, rather than assign them to a collection agency. As this trend develops, the Company believes that asset retrieval specialists, like the Company, will work more aggressively with the accounts, because they have a financial investment in them. They are also able to offer greater flexibility in terms of settlement with the debtor.

GEOGRAPHICAL

         The Company anticipates initially operating on a national basis and subsequently, on an international basis as the sub-prime market evolves. While the sale of charged off financial assets is well developed in the United States, companies in countries such as Canada are just entering the market place. The Company, with its history and strong programs, believes that it will be able to move into these markets and apply its experience effectively. The Company believes that, technologically, there are no geographic barriers to operations.


PRODUCT SUPPLY

         The supply of portfolios of charged-off consumer loans includes credit cards, lines of credit and consumer retail loans. The November 1997 Nilson Report reported that the precentage of credit card debt to total consumer installment and open-end credit debt was expected to rise to 43% in 1997, 54% in 2000 and 59% in 2005. Correspondingly, credit card delinquencies on VISA(R) and Mastercard(R) totaled $7.2 billion in 1993 and $17.7 billion in 1996, verifying that as the amount of credit card debt has risen, so has the total amount of delinquencies.

         The following chart indicates the predicted growth of gross charge offs of credit card debt and the corresponding growth in debt sold to portfolio purchasers, as reported in Nilson Report, Number 645, June 1997:

                                      All Types of Credit Cards
                                      -------------------------

                                Gross Charge-offs       Purchasers Market
                                -----------------       -----------------
                  2005           $51.80 billion           $32.00 billion
                  2000           $38.76 billion           $25.00 billion
                  1997           $31.29 billion           $19.50 billion
                  1990           $ 9.10 billion           $ 2.20 billion


COMPETITION

         This is a new industry and while the number of competitors buying consumer charged-off debt is small, the Company anticipates that competition from new and existing competitors will intensify. The Company believes that the number of competitors is growing as various Companies enter the industry, including collections firms, repackaging firms and process firms.

         The Company's main competitors are companies such as Creditrust Corp., Alegis, Sherman Financial, Access America, Data America, Asta Financial Management and Performance Asset Management, which purchase distressed loans and convert them to performing status. While the Company's competitors are well capitalized and experienced in the industry, the Company believes that its programs and integration of technology with a hands on approach will enable the Company to compete effectively.


RECOVERIES

         The following chart indicates the price paid and the expected recovery for charged off portfolios as reported in the Nilson Report, Number 645, June 1997.

         AGE (in months)            Price Paid            Average Recovery
         -----------------------------------------------------------------
               24                       2.5%                     7.0%
               30                       1.8%                     6.6%
               36                       1.3%                     6.1%
               42                       1.1%                     4.8%
               48                       0.9%                     3.9%
               54                       0.7%                     2.6%
               60                       0.5%                     1.6%

         While the yield generated from the servicing of any particular portfolio cannot be guaranteed, based on the above chart, the Company believes that based on industry statistics, portfolios purchased near or below average market value can yield significant recoveries. In addition, the Company believes that the chart indicates that older paper, specifically portfolios in the 36 to 48 month old range have the highest average yield. These are the type of portfolios that the Company specializes in.


EMPLOYEES

         Currently, the Company's only full time employees are its three officers, Dr. Barry Lotz, Mr. Allen Kanerva and Ms. Crystal Foti. All process and administrative employees are employed through one or more of the Company's wholly-owned subsidiaries. In addition, contract personnel who perform limited administrative duties on behalf of the Company are employed on an as needed basis.


ASSET RETRIEVAL MANAGEMENT INC.

         Asset Retrieval Management, Inc., a California corporation, incorporated on November 21, 1996, is the managing member of Asset Retrieval and Acquisition Fund, LLC, a California limited liability company, (the "Fund") which was incorporated on November 23, 1996.

         The Fund was created to participate in the financial services industry, with a focus on acquiring, via purchase, assignment or joint venture, distressed financial portfolios.

         Asset Retrieval Management, Inc, as managing member is vested with full authority as to the general management and supervision of the business and affairs of the Fund.

         The concept of the companies is to capture value in distressed financial portfolios. Asset Retrieval Management, Inc. is entitled to a management fee and a portion of the Fund's net cash available for distribution as described in the Operating Agreement by and between the Fund and Asset Retrieval Management, Inc., dated November 23, 1996.


ALLIANCE CONSUMER CREDIT SOLUTIONS, INC.

         Alliance Consumer Credit Solutions, Inc. ("Alliance") is a financial services company, incorporated in the province of British Columbia on December 8, 1997, that specializes in the assessment, purchasing and servicing of portfolios of charged off debt. Alliance is registered as a telemarketing firm and as a firm that offers credit card services in the United States.

         The business objective of Alliance is to employ its proprietary service, PAC Plus or Priority Asset

Collection Plus, to portfolios of charged off debt. Alliance offers a secured credit card as a soft recovery vehicle, in combination with up to date technology and traditional collection methods to enhance traditional collection rates.


ITEM  2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

         Creditgroup.com, Inc. (the "Company"), is a financial services company which acquires, manages, resells and collects accounts of delinquent consumer debt throughout the United States and Canada. The Company was incorporated on October 24, 1996 as Asset Retrieval Services, Inc. ("Asset") in the State of California, and began operations in January 1998. The portfolios of charged-off receivables, acquired from major banks and merchants, are primarily individual VISA(R), Mastercard(R) and private label credit cards issued by the originating institution. Due to its ability to acquire substantially large portfolios of non-performing accounts, the Company can minimize losses and increase retained earnings for those banks, lending institutions and credit card issuers by allowing these institutions to recoup a portion of amounts that have already been charged off.


                             SELECTED FINANCIAL DATA

         The following table sets forth-summary historical financial information of the Company as of the dates and periods indicated in the following table. The summary historical financial data as of and for the years ended June 30, 1994, 1995, 1996 and 1997 is derived from the financial statements of Angus Corporation which have been audited by Carolyn J. Bunker, CPA, an independent public accountant. The summary historical financial data as of and for the years ended December 31, 1997 and December 31, 1998, is derived from the financial statements of the Company which have been audited by Dennis M. McDevitt, CPA, an independent public accountant. The financial statement for the three months periods ended March 31, 1999, included herein, have not been audited, but are believed by Management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles. The information below should be read in conjunction with the Financial Statements and related notes thereto of the Company and Angus Corporation.


                                                              YEAR ENDED JUNE 30,
                                                1994          1995           1996        1997(1)
                                          ------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
 Revenues                                 $       0     $       0     $       0      $       0
 Expenses                                 $     126     $     674     $      74      $      74
 Other income (expense)                   $       0     $       0     $       0      $       0
                                          -------------------------------------------------------
 Net loss                                 $     126     $     674     $      74      $      74
                                          =======================================================
 Net loss per share                       $       0     $       0     $       0      $       0
                                          =======================================================
 Weighted average shares outstanding      $ 424,600     $ 500,000     $ 500,000      $ 500,000
                                          =======================================================

                                                      YEAR ENDED              THREE MONTHS
                                                      DECEMBER 31,                ENDED
                                                  1997           1998        MARCH 31, 1999
                                                -----------------------      ---------------
STATEMENT OF OPERATIONS DATA:
 Revenues                                    $        0      $   39,741         $   11,764
 Expenses                                    $   21,440      $   68,419         $   17,562
 Other income (expense)                      $    3,246      $    3,258         $      371
                                           -----------------------------------------------
 Net loss                                    $   18,194      $   25,420         $    5,427
                                           ===============================================
 Net loss per share                          $     0.25      $     0.27         $        0
                                           ===============================================
 Weighted average shares outstanding         $7,380,980      $7,380,980         $5,334,973
                                           ===============================================


                                                              YEAR ENDED JUNE 30,
                                            1994       1995         1996        1997(1)
                                          -----------------------------------------------
BALANCE SHEET DATA:
Working capital (deficit)                 $  305        $     0     $     0      $     0
Investments                               $    0        $     0     $     0      $     0
Property and equipment                    $  116        $    92     $    68      $    44
   Total assets                           $  421        $    92     $    68      $    44
  Total long-term debt                    $    0        $     0     $     0      $     0
Total liabilities                         $  121        $   366     $   416      $   466
Stockholders' equity                      $  300        $  (274)    $  (348)     $  (422)

                                                 YEAR ENDED              THREE MONTHS
                                                 DECEMBER 31,                ENDED
                                              1997        1998          MARCH 31, 1999
                                           -----------------------      ---------------
BALANCE SHEET DATA:
Working capital (deficit)                  $      0     $  98,316       $   93,245
Investments                                $      0     $  86,970       $   86,970
Property and equipment                     $  4,000     $   3,000       $    2,750
   Total assets                            $  4,000     $ 188,286       $  182,965
  Total long-term debt                     $      0     $       0       $        0
Total liabilities                          $      0     $       0       $        0
Stockholders' equity                       $  4,000     $ 188,286       $  182,965


-----------------------------------

(1) To give effect to the July 1997 reverse merger, the Statement of Operations Data and Balance Sheet Data include the operating results of Angus Corporation and the Company as though the entities had been combined as of January 1997.

         On July 31, 1997, the Company merged, via reverse merger, with Angus Corporation, a Delaware corporation. Pursuant to the reverse merger, Angus Corporation's name was changed to Asset Retrieval Services, Inc. and the California Corporation was discontinued. The Company's common stock has been traded on the OTC Electronic Bulletin Board (the "Bulletin Board") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol ARST since March 1998.

         On December 28, 1998, the Company's shareholders approved a 4 to 1 reverse stock split and a change in the Company's name. Subsequently, the Company's name was changed from Asset Retrieval Services, Inc. to creditgroup.com, Inc. On February 1, 1999, the Company's symbol on the NASDAQ Bulletin Board was changed from ARST to CRCO.

         On February 12, 1999 the Company entered into an interim agreement to acquire Asset Retrieval Management Inc., a California asset management corporation and Alliance Consumer Credit Solutions, Inc., ("Alliance") a British Columbia, Canada company offering credit services to consumers with sub-prime credit. The agreement allows the Company to acquire both Asset Retrieval management, Inc. and Alliance for an estimated 3 million shares of common stock of the Company. The agreement was subject to an escrow provision requiring certain financial undertakings by ACCS. The acquisitions were completed in April 1999.


PORTFOLIO MANAGEMENT

         The initial step in the Company's methodology is an in-depth segmentation of all accounts in a portfolio when acquire. Criteria used include, but are not limited to, distribution by state, account balance, age since last payment, quality of information, etc. This provides vital information in developing a marketing campaign. The ultimate goal of the campaign is to provide the highest possible return on each portfolio.

         Management believes that a portion of every loan portfolio acquired may be deemed suitable for issuance of a credit card under the Company's Credit Card Issuance Programs and eventual "retail" reselling, while a higher portion of these accounts, considered to be of a lower quality, will be immediately placed into the Soft Recovery Program, repackaged and sold to collection agencies, attorneys or other interested parties. Management believes that the Company has considerable experience and technological expertise to determine which accounts will be retained and which accounts will be sold.

INTERNAL PROCESS

         The Company's strategy is built around direct mail and predictive dialer protocols. Both are designed to allow the Company's agents to make contact with debtors; the direct mail campaign generates inboud calls and the predictive dialer generates outbound calls. The Company's agents will attempt to settle the previous debt using the non-traditional method of soft recovery. The Company believes that this approach will motivate the debtor to pay because it assists the debtor in re-establishing their credit. Certain debtors will be offered one of the Credit Card Issuance Programs. Accounts of debtors who do not respond to either soft recovery or the offer of one of the Credit Card Issuance Programs are sent to outside third party agencies. Re-packaging of debt for re-sale may include aggregating with other portfolios and segmenting based on various criteria such as state or origin of debt, size of outstanding balance and age since last payment.


THIRD PARTY AGENCIES

         The Company's contracted third party agencies use and have access to sophisticated computer systems to contact delinquent accounts. Under these systems, an array of call center technologies is employed including but not limited to, automated inbound call directors, a sophisticated computer software designed specifically for receivables management and a high capacity outbound predicative dialer, all of which are linked in real time at the agents desk to the account database. The predictive dialer and telephony software are able to differentiate between a busy signal, no answer, answering machine and a human voice. When an answering machine is encountered the system can leave a recorded message. Busy signals or disconnects are recorded automatically in the customer's file. When a human voice is encountered, the system transfers the call to the next available agent. The Company believes that using technology driven, contingency-fee based outside third party agencies as part of its overall strategy will assist in ensuring the highest possible liquidation rates from portfolios.


RE-MARKETING OF DEBT TO SECONDARY INVESTORS AND COLLECTION AGENCIES

         The Company maintains an extensive database of financial institutions, attorneys, collection agencies and individual investors who regularly purchase both performing and charged-off credit card portfolios. The Company believes that it can re-package and resell the remaining accounts at a profit.


YEAR 2000 COMPLIANCE

         The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four year digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions of a company's operations.

         The Company has developed a plan to ensure its computer programs and those systems operated by its subsidiaries are compliant with system requirements to process transaction after the year 1999. Although no assurances can be given, the Company does not expect that any costs relating to the Y2K issue will be material to its financial condition or result of operations.

         The Company is working with its suppliers and processing banks to ensure that their systems will be Y2K compliant. Such compliance costs will be borne by those suppliers and processing banks. In the event that such suppliers or processing banks are unable to convert their systems appropriately, the Company anticipates, although no assurances can be given, that it will switch suppliers and/or processing banks to new suppliers and/or processing banks which are fully Y2K compliant.


FORWARD LOOKING STATEMENTS

         Statements that are not historical facts included in this registration statement are "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that the Company expects, believes, projects, intends or anticipates will or may occur, including such matters as future capital, business strategies, expansion and growth of the Company's operations and future net cash flows. Factors that could cause actual results to differ materially ("Cautionary Disclosures") are described throughout this registration statement. Cautionary disclosures include, among others: general economic conditions, the markets for and market price of the Company's acquired properties, the Company's ability to find, acquire, market and sell properties, the strength and financial resources of the Company's competitors, the Company's ability to find and retain skilled personnel, the results of financing efforts, and regulatory developments and compliance. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Disclosures. The Company disclaims any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Company maintains its principal executive offices at 4425 Bayard Street, Suite 230, San Diego, California. The premises are leased from an unaffiliated third party at a current rate of approximately $739 per month. The lease expires in August 31, 1999.

         Alliance maintains offices at 1111 Melville Street, Suite 610, Vancouver, BC. The space is leased from an unaffiliated third party at a current rate of approximately $2,500 per month. The lease expires December 31, 2000.

         At present, the Company owns portfolios consisting of charged-off (non-performing) credit card receivables. The Company believes, although no assurances can be given, that generally, the turnover of non-performing loans to performing loan status is fairly quick at an average holding period of six to nine months. In addition, all of the liquidation methodologies utilized by the Company should take no longer than 36 months from the date of acquisition to completion.


ITEM  4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's common stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of June 15, 1999. The address of each person is care of the Company unless noted:

NAME AND ADDRESS OF                             NUMBER OF
 BENEFICIAL OWNER                              SHARES OWNED           PERCENT
-------------------                            ------------           -------

Barry Lotz                                       2,054,981             40.29%
P.O. Box C
La Jolla, California 92038

Allen Kanerva and
  Allen Kanerva in Trust for
  The Kanerva Family Trust                         506,250              9.93%

Ardrail Services                                   750,000             14.71%
  4th Floor Dollard House
  Wellington Quay
   Dublin 2, Ireland

Almond Corporation                                 300,000              5.88%
     P.O. Box F-42544
     Citybank Bldg., East Mall Dr.
     Freeport, Bahamas


ITEM  5.  DIRECTORS,  EXECUTIVE OFFICERS,  PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information about the directors, executive officers and significant employees of the Company

        NAME                       AGE               POSITION
Dr. Barry Lotz, J.D., Ph.D.         52               Chief Executive Officer and Director

Mr. Allen Kanerva                   44               President, Chief Operating Officer and Director

Ms. Crystal Foti                    31               Vice President of Asset Management and Secretary


         DR. BARRY LOTZ has been Chief Executive Officer and a director of the Company since inception. Prior to such time and since 1974, Dr. Lotz was self-employed in the real estate field and as a lecturer on subjects covering various financial businesses and services. He has also consulted with both individuals and corporations to meet their specific financial needs. His prior clients include the following corporations: McDonalds, American General Insurance Company, La Quinta Motor Inns, BOATRACS, Inc., Pizza Hut, Safeway Stores, US Home Corporation, and the Bass Brothers of Fort Worth.

         Dr. Lotz is a former director of the Harvard Business School Club in San Diego, Ca. He is Executive Director of the Commercial Factors Association, a former bank director of Westside National Bank, a member of the San Diego County Bar Association, and a Licensed Real Estate lecturer for the State of Texas, where he holds a brokers license. He is also a Senior Commercial member of the International Organization of Real Estate Appraisers and a member of the American Society of Trial Consultants. Dr. Lotz attended law school both in South Africa and America and holds a Juris Doctorate degree. Additionally, he is a graduate of the Harvard Business School and has a Ph.D. in Business Management.

         He has been featured in the Finance Week, The Houston Post, The Financial Freedom Report, Business Credit, What's Working in Credit & Collectors, SAJAC, California Woman's Magazine, The Secured Lender and The Collector. Dr. Lotz writes and speaks for industry specific magazines and corporations such as Faulkner Grey, Credit Card Management, Ink and Collections & Credit Risk.

         MR. ALLEN KANERVA has been President, Chief Operating Officer and Director of the Company since April 1999. Mr. Kanerva is responsible for the overall operations of the Company and its subsidiaries.

         Mr. Kanerva founded in May 1997 and is the president of Alliance Consumer Credit Solutions Inc., a Canadian company specializing in providing credit services to the sub prime market. Prior to such time and since 1984, Mr. Kanerva was a business development specialist and has participated in various corporate fundings including private placements, limited partnerships and public financing. He has held senior management positions in private, public and crown corporations. Most recently, he was the Corporate Development Officer for a group of companies that pioneered and specialized in the recovery of charged off debt, having purchased approximately $500 million of charged off debt prior to 1996. In this capacity, Mr. Kanerva developed financial product marketing campaigns, established internal skip tracing operations, financially modeled new business proposals and developed a financial planner and investor management system and it's subsequent integration with their accounting systems.

         MRS. CRYSTAL FOTI has been Vice President of Asset Management and Secretary of Alliance Consumer Credit Solutions Inc. since August 1997. Ms. Foti is responsible for asset management including the debt restructuring and portfolio evaluating processes.

         From March 1996 to Aug 1997, Mrs. Foti was General Manager for Financial Asset Management Tracing Services Inc. In that capacity, Mrs. Foti managed portfolios with a face value of in excess of $500 million. She also placed portfolios and maintained audit responsibilities for all portfolios placed with third party agencies.

         Prior to such time and since January 1993, Mrs. Foti was employed by D. Appleton Group of Companies, Inc., as National Information Services Manager, Director of Human Resources Manager, Collection Manager, Trace Manager, Business Analyst and Inventory Manager of a $250 M collection portfolio. In addition, she was the Director of the Colltrac Institute, a collector and skip tracer training company. This training facility provided training of "rookies" as well as advanced techniques for experienced agents. She managed up to 75 employees and students in this position.

         She has experience in the financial services industry including collections, skip tracing and balance transfer and maintains well-established industry contacts. She was named Business Analyst of the Year (1991) for Dun and Bradstreet's information services division and one of the top ten legal skip tracers by Collector magazine for four consecutive years.

         Directors serve for a term of one year or until their successors are elected and qualified. There are currently two vacancies on the Board of Directors for which the Company is presently considering several candidates.

         Executive officers are appointed by and serve at the will of the Board of Directors.

ITEM  6.  EXECUTIVE COMPENSATION

         The following summary compensation table sets forth certain information regarding compensation paid to the persons serving as the Company's Chief Executive Officer and each executive officer whose annual compensation exceeds $100,000.

                           SUMMARY COMPENSATION TABLE
                           --------------------------

NAME AND PRINCIPAL                                 ANNUAL         REMUNERATION
  POSITION                         PERIOD          SALARY            OTHER
--------------------------------------------------------------------------------
Dr. Barry Lotz, CEO                 1997            N/A               N/A
                                    1998            N/A               N/A
                                    1999            N/A               N/A

         There is no employment agreement with any executive officer. The Company anticipates entering into employment agreements with all officers prior to the end of 1999.


ITEM  7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable


ITEM  8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 20,000,000 shares of common stock, no par value (the "Common Stock"), of which 5,099,975 shares are currently issued and outstanding, and 1,000,000 shares of preferred stock, no par value (the "Preferred Stock"), none of which are outstanding.


COMMON STOCK

         Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders of the Company. Holders of Common Stock have no cumulative voting rights, and are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no pre-emptive rights to purchase the Company's Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

         At a Special Shareholder Meeting held on December 30, 1998, a resolution was passed allowing the Company's Common Stock to be consolidated on a one for four share basis, if deemed necessary by the Board of Directors.

PREFERRED STOCK

         The Board of Directors of the Company is authorized to determine the number and designation of one or more series of Preferred Stock, and the voting powers, rights, preferences, qualifications, limitations or restrictions and the number of shares of any such series.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         The Company's Common Stock began trading on the OTC Electronic Bulletin Board (the "Bulletin Board") of the National Association of Securities Dealers Automated Quotation ("NASDAQ") under the symbol "ARST" in March 1998. As of February 1, 1999, the Company's Symbol was changed to CRCO.

                                   BID PRICE
                               HIGH           LOW

March 1998                    $5.00         $3.00
June 1998                     $3.00         $3.00
September 1998                $3.00         $1.50
December 1998                 $0.50         $1.50
March 1999                    $1.00         $1.10
June 1999                     $1.30         $1.40


HOLDERS

         As of June 1999, there were approximately 249 holders of record of the Company's Common Stock.


DIVIDENDS

         The Company has never paid cash dividends on its Common Stock. The Board of Directors does not anticipate paying cash dividends in the foreseeable future, as it intends to retain future earnings to finance the growth of the Company's business. The payment of future cash dividends will depend on such factors as earnings levels, anticipated capital requirements, the operating and financial condition of the Company and such other factors that the Board of Directors of the Company may deem relevant.


ITEM  2.  LEGAL PROCEEDINGS

         There is pending litigation that was initiated by a separate entity for breach of contract and monies due. As a result of that litigation, a cross complaint was filed by the defendants naming the Company as a defendant. The Company believes that there is no merit to this claim and intends to defend vigorously against it.

ITEM  3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.


ITEM  4.   RECENT SALES OF UNREGISTERED SECURITIES

         During 1997, the Company sold securities in exchange for services to the following individuals without registration under the Securities Act of 1933, as amended (the "Securities Act"). All transactions were effected in reliance upon the exemption from registration afforded by Section 4(2) of the Securities Act.

                Name                  Securities          No. of Shares
                ----                  ----------          -------------
         Michael Silverman            Common stock           1,287*
         Gary Levinson                Common stock             332*
         Barry Broomberg              Common stock             500*
         Solly Gross                  Common stock           1,287*
         Leonard Lazurus              Common stock           1,038*

* post reverse stock split

         During 1999, the Company sold the following securities pursuant to Rule 504 of the Securities Act:


                Name                  Securities          No. of Shares
                ----                  ----------          -------------
         Redmist Limited              Common Stock           250,000


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation limits the liability of its directors and provides for the indemnification of its directors and officers to the fullest extent permissible under the Delaware General Corporation Law. Under the Company's Certificate of Incorporation, and as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or recision.

                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB. The financial statements of Angus Corporation, Inc. as of June 30, 1994, June 30, 1995, June 30, 1996 and June 30, 1997 have been audited by Carolyn J. Bunker, CPA, independent auditor, as stated in her report appearing herein. The financial statements of the Company as of and for the years ended December 31, 1997 and December 31, 1998 have been audited by Denis M. McDevitt, CPA, independent auditor, as stated in his report appearing herein. The financial statements for the three months periods ended March 31, 1999, included herein, have not been audited, but are believed by Management to contain all accruals and adjustments required for a fair presentation of the financial condition and results of operations of the Company in accordance with generally accepted accounting principles.


INDEX TO FINANCIAL STATEMENTS


                                 MARCH 31, 1999
Profit and Loss Statement for the three months period
          ended March 31, 1999.............................................................F-1

Balance Sheet as of March 31, 1999.........................................................F-2


                                DECEMBER 31, 1998

Report of Independent Certified Public Accountants........................................F-4

Balance Sheet as of December 31, 1998.....................................................F-5

Statement of Income and Retained Earnings for the year
          ended December 31, 1998.........................................................F-6

Statement of Cash Flows for the year
        ended December 31, 1998...........................................................F-7

Schedule of Administrative and Overhead Expenses
        for the year ended December 31, 1998..............................................F-8

Notes to Financial Statements.............................................................F-9


                                DECEMBER 31, 1997

Report of Independent Certified Public Accountants........................................F-11

Balance Sheet as of December 31, 1997.....................................................F-12

Statement of Income and Retained Earnings for the year ended December 31, 1997............F-13

Statement of Cash Flows for the year ended December 31, 1997..............................F-14

Notes to Financial Statements.............................................................F-15


                       JUNE 30, 1994 THROUGH JUNE 30, 1997

Report of Independent Certified Public Accountants........................................F-16

Statements of Financial Position as of
June 30, 1994, 1995, 1996 and 1997........................................................F-17

Statement of Operations for the years ended
June 30, 1994, 1995, 1996 and 1997........................................................F-18

Statement of Changes in Stockholders' Equity
from April 20, 1994 to June 30, 1997......................................................F-19

Statements of Cash Flow for the years ended
June 30, 1994, 1995, 1996 and 1997........................................................F-20

Notes to Financial Statements.............................................................F-21

                          ASSET RETRIEVAL SERVICES INC.
       06/07/99                 Profit and Loss
                           January through March 1999

                                                                 Jan - Mar '99

              Ordinary Income/Exp...
                  Income
                      Gross Collect...                             11,764.47
                  Total Income                                     11,764.47

                  Gross Profit                                     11,764.47

                  Expense
                      Amortization                                    250.00
                      Collection Comm...                            4,702.21
                      Consulting Fee                                  300.00
                      Drawings                                        170.00
                      Dues and Subsc..                                 29.99
                      Internet Expenses                               978.34
                      Licenses and Pe...                              224.00
                      Outside Services                              1,609.90
                      Professional Fees
                         Accounting                                   500.00
                         Legal Fees                                 2,232.25
                      Total Professional                            2,732.25

                      Rent                                          1,211.91
                      Stock Transfer ...                              195.00
                      Telephone                                        57.00
                      Travel & Ent
                         Travel                                     5,087.00
                      Total Travel & Ent                            5,087.00

                      Utilities
                         Gas and Electric                              14.03
                      Total Utilities                                  14.03

                  Total Expense                                    17,561.63

                  Net Ordinary Income                              -5,797.16

                  Other Income/Expense
                      Other Income
                         Interest Income                              371.35
                      Total Other Income                              371.35

                  Net Other Income                                    371.35

              Net Income                                           -5,425.81

                          ASSET RETRIEVAL SERVICES INC.
  06/07/99                       Balance Sheet
                              As of March 31, 1999

                                                                  Mar 31, '99

             ASSETS
                 Current Assets
                      Checking/Savings
                        SD National 0600045270                    27,446.09
                        SD National 0138639570                    40,613.66
                        SD National 0108622770                    20,185.49
                      Total Checking/Savings                      88,245.24

                      Other Current Assets
                        Loan due from ARAF                         5,000.00
                      Total Other Current ...                      5,000.00

                 Total Current Assets                             93,245.24

                 Other Assets
                      Portfolio A                                 82,585.45
                      Portfolio B                                  8,961.65
                      Accum. Amortization-...                     -4,577.00
                      Organization Costs                           5,000.00
                      Accum. Amortization-...                     -2,250.00
                 Total Other Assets                               89,720.10

             TOTAL ASSETS                                        182,965.34

             LIABILITIES & EQUITY
                 Liabilities
                      Current Liabilities
                        Other Current Liabi...
                          Collection Commis...                       107.11
                        Total Other Current...                       107.11

                      Total Current Liabil...                        107.11

                      Total Liabilities                              107.11

                      Equity
                        Paid in Capital                          231,900.00
                        Retained Earnings                        -43,615.96
                        Net Income                                -5,425.81
                        Total Equity                             182,858.23

              TOTAL LIABILITIES & EQUITY                         182,965.34

                        ASSET RETRIEVAL SERVICES, INC.

                             FINANCIAL STATEMENTS

                     For the year ended December 31, 1998

                               Denis M. McDevitt
                          CERTIFIED PUBLIC ACCOUNTANT
                     3550 CAMINO DEL RIO NORTH, SUITE 200
                          SAN DIEGO, CALIFORNIA 92108
                              TEL: (619) 285-9125
                              FAX: (619) 285-9124



                         INDEPENDENT AUDITOR'S REPORT


         To the Board of Directors and Stockholders of Asset Retrieval Services, Inc.

         We have audited the accompanying balance sheet of Asset Retrieval Services, Inc. as of December 31, 1998 and the related statements of income, retained earnings, and cash flows for he year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Retrieval Services, Inc., as of December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.




         /s/ Denis McDevitt
         ----------------------------
         Denis McDevitt, CPA
         San Diego, CA

         March 19, 1999

                       ASSET RETRIEVAL SERVICES, INC.
                                 BALANCE SHEET
                               December 31, 1998


    ASSETS

    CURRENT ASSETS
      Cash                                                         $   93,316
      Loan receivable-related party                                     5,000
                                                                    ---------
                     TOTAL CURRENT ASSETS                              98,316


    PORTFOLIO OF CREDIT (net of amortization)                          86,970
    ORGANIZATION COSTS (net of amortization)                            3,000
                                                                    ---------
    TOTAL ASSETS                                                    $ 188,286
                                                                    =========



    LIABILITIES AND STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES                                             $       0


    STOCKHOLDERS' EQUITY
      Common stock, no par value, 21,000,000
        Shares authorized and 6,880,950 issued                        231,900
      Retained Earnings                                               (43,614)
                                                                     --------
                                                                      188,286
                                                                     --------

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                      $ 188,286
                                                                    =========






                See accompanying notes and accountant's report

                        ASSET RETRIEVAL SERVICES, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                     For The Year Ended December 31, 1998


    REVENUES                                                         $ 39,741

    EXPENSES
      Administrative and overhead expense                              41,528
      Amortization                                                      5,577
      Commissions                                                      21,314
                                                                     ---------

      TOTAL EXPENSES                                                   68,419
                                                                     ---------

                  ORDINARY INCOME (LOSS)                              (28,678)


    OTHER INCOME
      Interest                                                          3,258
                                                                    ---------

                           NET INCOME (LOSS)                          (25,420)

    BEGINNING RETAINED EARNINGS                                       (18,194)
                                                                    ---------

                ENDING RETAINED EARNINGS                              (43,614)
                                                                    =========









                See accompanying notes and accountant's report

                        ASSET RETRIEVAL SERVICES, INC.
                            STATEMENT OF CASH FLOWS
                     For The Year Ended December 31, 1998





    CASH FLOWS FROM OPERATING ACTIVITIES
      Net Income (Loss)                          $   (25,420)
      Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                  5,577
        Increase in Portfolio acquisition            (91,547)
                                                 -----------

          NET CASH USED BY OPERATING ACTIVITIES                  (111,390)

    CASH FLOW FROM INVESTING ACTIVITIES
      Loan receivable-related party                   61,251
      Collection of subscription receivable            6,000
                                                 -----------

          NET CASH PROVIDED BY INVESTING ACIVITIES                 67,251

    CASH FLOWS FROM FINANCING ACTIVITIES

          NET CASH PROVIDED BY FINANCING ACTIVITIES                     0
                                                                ---------

    NET DECREASE IN CASH                                          (44,139)

    CASH AT BEGINNING OF YEAR                                     137,455
                                                                ---------

    CASH AT END OF YEAR                                         $  93,316
                                                                =========







                See accompanying notes and accountant's report

                        ASSET RETRIEVAL SERVICES, INC.
               SCHEDULE OF ADMINISTRATIVE AND OVERHEAD EXPENSES
                     For The Year Ended December 31, 1998





    Bank service charges                                     $      24
    Client meetings                                                701
    Contract labor                                               3,121
    Dues and subscriptions                                         706
    Internet advertising                                         1,772
    Licenses and permits                                           106
    Office expenses                                              2,653
    Outside services                                             1,467
    Postage and delivery                                           943
    Professional fees                                            9,505
    Promotion                                                    4,025
    Rent                                                         2,413
    SEC Registration                                             6,500
    Telephone                                                    2,695
    Travel and meals                                             4,793
    Utilities                                                      104
                                                             ---------

    Total Administrative and Overhead expenses               $  41,528
                                                             ---------







                See accompanying notes and accountant's report

                         ASSET RETRIEVAL SERVICES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1998


Note 1.       Organization and Significant Accounting Policies.

                The company was incorporated under the laws of the State of California on October 24, 1996 and was later reincorporated in Delaware. The Company is a financial services company that acquires via purchase, assignment or joint venture, distress financial portfolios such as consumer loans, commercial loans, bad checks and overdrafts and credit card accounts. The profitability of the Company from such portfolios depends upon the ability to collect overdue amounts in excess of the cash paid for the portfolio and commissions payable. The company will provide new credit lines to consumers who have experienced life events relegating them to sub-prime status. The financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles. Organization costs are amortized on a straight-line basis over five years. The financial portfolios are amortized based upon an estimate of income stream expected according to industry experience rates.

Note 2.         Cash and Cash Equivalents

                The company currently holds its cash on deposit with San Diego National Bank. All funds are held in short-term deposit accounts immediately available for withdrawal.

Note 3.         Related Party Transactions.

                The Company is currently owed $5,000 by Asset Retrieval and Acquisition Fund, LLC, a California limited liability company, whose ownership is more than 50% identical to ownership in the company. This amount is unsecured, has no specified interest rate, and is payable on demand.

Note 4.         Pending Litigation

                The Company has advised its shareholders that it has commenced a lawsuit to recover overpayment of commissions and investment funds from a former business associate. The amount sought is about $2,200. The Company is also seeking information in the suit pertaining to business disparagement and unfair business practices which could lead to further damages. The defendant has counter-sued the Company, but in the opinion of counsel, such counter-suit is without merit. The Company also is a defendant in a small claims matter involving a $2,500 claim which in the opinion of legal counsel is without merit.

                        ASSET RETRIEVAL SERVICES, INC.

                             FINANCIAL STATEMENTS

                     For the year ended December 31, 1997

                               Denis M. McDevitt
                          CERTIFIED PUBLIC ACCOUNTANT
                     3550 CAMINO DEL RIO NORTH, SUITE 200
                          SAN DIEGO, CALIFORNIA 92108
                              TEL: (619) 285-9125
                              FAX: (619) 285-9124



                         INDEPENDENT AUDITOR'S REPORT


         To the Board of Directors and Stockholders of Asset Retrieval Services, Inc.

         We have audited the accompanying balance sheet of Asset Retrieval Services, Inc. as of December 31, 1997 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asset Retrieval Services, Inc., as of December 31, 1997 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



         /s/ Denis McDevitt
         ----------------------------
         Denis McDevitt, CPA
         San Diego, CA

         June 16, 1998

                        ASSET RETRIEVAL SERVICES, INC.
                                 BALANCE SHEET
                               December 31, 1997


    ASSETS

    CURRENT ASSETS
      Cash                                                      $ 137,455
      Loan receivable-related party                                66,251
      Subscription receivable                                       6,000
                                                                ---------

                       TOTAL CURRENT ASSETS                       209,706


    ORGANIZATION COSTS (net of amortization)                        4,000
                                                                ---------

    TOTAL ASSETS                                                $ 213,706
                                                                =========



    LIABILITIES AND STOCKHOLDERS' EQUITY

    CURRENT LIABILITIES                                         $       0


    STOCKHOLDERS' EQUITY
      Common stock, no par value, 21,000,000
        Shares authorized and 6,880,950 issued                    231,900
      Retained Earnings                                           (18,194)
                                                                ---------
                                                                  213,706

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $ 213,706
                                                                =========








                See accompanying notes and accountant's report

                        ASSET RETRIEVAL SERVICES, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                     For The Year Ended December 31, 1997


    REVENUES                                                    $       0

    EXPENSES
      Amortization expense                                          1,000
      Bank charges                                                     60
      Commissions fees                                             10,360
      Legal fees                                                   10,020
                                                                ---------

      TOTAL EXPENSES                                               21,440
                                                                ---------

                  ORDINARY INCOME (LOSS)                          (21,440)


    OTHER INCOME
      Interest                                                      3,246
                                                                ---------
                       NET INCOME (LOSS)                          (18,194)

    BEGINNING RETAINED EARNINGS                                         0
                                                                ---------

                ENDING RETAINED EARNINGS                          (18,194)
                                                                =========








                See accompanying notes and accountant's report

                        ASSET RETRIEVAL SERVICES, INC.
                            STATEMENT OF CASH FLOWS
                     For The Year Ended December 31, 1997





    CASH FLOWS FROM OPERATING ACTIVITIES
      Net Income (Loss)                          $   (18,194)
      Adjustments to reconcile net income to net
      cash provided by operating activities:
         Depreciation and amortization                 1,000
         Increase in Subscription receivable          (6,000)
         Increase in Organization costs               (5,000)
                                                    --------

            NET CASH USED BY OPERATING ACTIVITIES                 (28,194)

    CASH FLOWS FROM INVESTING ACTIVITIES
      Loan receivable-related party                  (66,251)

            NET CASH USED BY INVESTING ACIVITIES                  (66,251)

    CASH FLOWS FROM FINANCING ACTIVITIES
      Common stock issued                            231,900
                                                    --------

            NET CASH PROVIDED BY FINANCING ACTIVITIES             231,900
                                                                 --------

    NET INCREASE IN CASH                                          137,455

    CASH AT BEGINNING OF YEAR                                           0
                                                                 --------

    CASH AT END OF YEAR                                         $ 137,455
                                                                =========










                See accompanying notes and accountant's report

                         ASSET RETRIEVAL SERVICES, INC.
                         NOTES TO FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 1997


Note 1.       Organization and Significant Accounting Policies.

                The company was incorporated under the laws of the State of California on October 24, 1996. On July 31, 1997, the Company merged with Angus Corporation and was reincorporated in Delaware. The Company is a financial services company that will acquire via purchase, assignment or joint venture, distress financial portfolios such as consumer loans, commercial loans, bad checks and overdrafts and credit card accounts. The company will provide new credit lines to consumers who have experienced life events relegating them to sub-prime status. The size of the portfolios acquired and nature of the joint ventures will be a direct function of the amount of capital that the company is able to raise. The financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles. Organization costs are amortized on a straight-line basis over five years.

Note 2.         Cash and Cash Equivalents

                The company currently holds its cash on deposit with San Diego National Bank. All funds are held in short-term deposit accounts immediately available for withdrawal.

Note 3.         Related Party Transactions.

                The Company currently owes to Asset Retrieval and Acquisition Fund, LLC, a California limited liability company, whose ownership is more than 50% identical to ownership in the company, $66,251. This amount is unsecured, has no specified interest rate, and is payable on demand.

                            Carolyn J. Bunker

                       Certified Public Accountant
                    11300 West Olympic Blvd., Suite 650
                     Los Angeles, California 90064-1643
                               (310) 477-3612



To The Shareholders and
Board of Directors of
ANGUS CORPORATION, INC.

                       INDEPENDENT AUDITOR'S REPORT
                       ----------------------------

I have audited the statement of financial position of Angus Corporation, Inc. (a development stage company) as June 30, 1994, and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows for the period from inception (April 20, 1994) to June 30, 1994. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angus Corporation, Inc. (a development stage company) as of June 30, 1994, and the results of its operations, changes in stockholders' equity and cash flows for the period from inception (April 20, 1994) to June 30, 1994 all in conformity with generally accepted accounting principles.




/s/ Carolyn J. Bunker
------------------------------
Carolyn J. Bunker, CPA
Los Angeles, California

August 24, 1994

ANGUS CORPORATION
(A Development Stage Company)                    Statement of Financial Position


                                                          ASSETS
                                                          ------

                                  June 30,        June 30,          June 30,         June 30,
                                   1994            1995              1996             1997
                                -----------      -----------      -----------      -----------
                                                 (unaudited)      (unaudited)      (unaudited)

Current Assets - Cash             $    305       $        -       $        -       $        -
                                -----------      -----------      -----------      -----------
OTHER ASSETS
Organization costs,
Net of accumulated
Amortization of $5, $29,
$53, and $70 (Note 1)                  116               92               68               44
TOTAL ASSETS                    $      421       $       92       $       68       $       44
                                -----------      -----------      -----------      -----------


                                          LIABILITIES AND STOCKHOLDERS' EQUITY
                                          ------------------------------------

CURRENT LIABILITIES -
Accounts Payable                $      121       $      336       $       416       $      446
                                -----------      -----------      ------------      -----------

STOCKHOLDERS'S EQUITY
Preferred Stock,
$.001 par value:
1,000,000 shares
authorized: no shares
issued and outstanding                 -0-              -0-              -0-              -0-

Common Stock, $.001
par value: 20,000,000 shares
authorized:424,600,
500,000, 500,000, and
500,000 shares
issued and outstanding                 425              500              500              500

Additional paid-in Capital               1               26               26               26

Accumulated deficit during
the development stage                 (126)            (800)            (874)            (948)

TOTAL STOCKHOLDERS' EQUITY             300             (274)            (348)            (422)
                                -----------      -----------      -----------      -----------

TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY            $      421       $       92       $       68       $       44
                                -----------      -----------      -----------      -----------


The accompanying notes are an integral part of the financial statements

ANGUS CORPORATION                                        Statement of Operations
(A Development Stage Company)


                                              FOR THE
                                              FISCAL YEAR
                                              FROM INCEPTION
                                              (April 20, 1994)                      FOR THE YEAR ENDED
                                              June 30,                  June 30          June 30         June 30
                                              1994                       1995             1996             1997
                                              ----------------         -----------      -----------     -----------
                                                                       (unaudited)      (unaudited)     (unaudited)
REVENUES                                      $      -0-               $      -0-        $      -0-     $      -0-
                                              ----------------         -----------      -----------     -----------


OPERATING EXPENSES


General and Administrative                          121                      650                50             50
Amortization                                          5                       24                24             24
                                              ----------------         -----------      -----------     -----------
TOTAL                                               126                      674                74             74


NET (LOSS)                                    $    (126)               $    (674)        $     (74)       $   (74)

NET (LOSS) PER SHARE                          $    (NIL)               $    (NIL)        $    (NIL)       $  (NIL)
                                              ================         ===========      ===========     ===========



WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING                           424,600                  500,000           500,000        500,000
                                              ================         ===========      ===========     ===========



The accompanying notes are an integral part of the financial statements.

ANGUS CORPORATION                          Statement of Changes in Stockholders'
(A Development Stage Company)              Equity from Inception April 20, 1994
                                                 Through June 30, 1997

                                                                              Accumulated
                                                                              Deficit
                                      Common Stock             Additional     During the
                                ------------------------       Paid-in        Development
                                 Shares          Amount        Capital        Stage           Total
                                --------        --------      ------------    ------------    --------
Issuance of common stock         424,600        $  425         $      1       $               $  426
for cash

Net (loss)                                                                      (126)            126
                                --------        --------      ------------    ------------    --------

Balances at
June 30, 1994                   $424,600         $ 425         $      1       $ (126)         $  300
                                ========        ========      ============    ============    ========

Issuance Common Stock
for services (unaudited)          75,400            75               25                          100


Net loss, unaudited                                                             (674)           (674)


Balance, June 30, 1995           500,000           500               26         (800)           (274)
                                --------        --------      ------------    ------------    --------


Net loss, unaudited                                                              (74)            (74)


Balances, June 30, 1996          500,000           500               26         (874)            348
                                --------        --------      ------------    ------------    --------
Net loss, unaudited                                                              (74)            (74)


Balances, June 30, 1997        $ 500,000         $ 500        $      26       $ (948)         $ (422)
                                ========        ========      ============    ============    ========


   The accompanying notes are an integral part of the financial statements.

ANGUS CORPORATION                          Statements of Cash Flows
(A Development Stage Company)

                                            FOR THE
                                            FISCAL YEAR
                                            FROM INCEPTION
                                            (April 20, 1994)                      FOR THE YEAR ENDED
                                            June 30,                  June 30          June 30          June 30
                                            1994                       1995             1996             1997
                                           -----------------         -----------      -----------      -----------
                                                                     (unaudited)      (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)                                 $      (126)              $      (674)     $      (74)      $      (74)
                                           -----------------         -----------      -----------      -----------


Add item not requiring
the use of cash- Amortization                        5                        24              24               24


Issuance of common stock
for services                                        -0-                      100              -0-              -0-


Increase (decrease) in accounts payable            121                       245              50               50
                                           -----------------         -----------      -----------      -----------


Net flows from operating activities                 -0-                      305              -0-              -0-
                                           -----------------         -----------      -----------      -----------


CASH FLOWS FROM INVESTING ACTIVITIES
Organization Costs                                (121)
                                           -----------------         -----------      -----------      -----------


CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock                               426
                                           -----------------         -----------      -----------      -----------
Net Cash flows from financing activities           426


NET (DECREASE) INCREASE IN CASH                    426                       305

CASH BALANCE AT BEGINNING OF PERIOD                 -0-                      305               -0-              -0-
                                           -----------------         -----------      -----------      -----------

CASH BALANCE AT END OF PERIOD                 $    305                        -0-              -0-              -0-
                                           =================         ===========      ===========      ===========




   The accompanying notes are an integral part of the financial statements

ANGUS CORPORATION
(A Development Stage Company)
Notes to Financial Statements as of June 30, 1994
-------------------------------------------------------------------------------


NOTE 1   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         The Company was incorporated under the laws of the State of Delaware on June 11, 1992, for the purpose of seeking out business opportunities, including acquisitions. The Company is in the development stage and will be very dependent on the skills, talents, and abilities of management to successfully implement its business plan. Due to the Company's lack of capital, it is likely that the Company will not be able to compete with larger and more experienced entities for business opportunities which are lower risk and are more attractive for such entities. Business opportunities in which the Company may participate will likely be highly risky and speculative. Since inception, the Company's activities have been limited to organizational matters. Organizational costs are amortized on a straight-line basis over five years.

NOTE 2   CASH AND CASH EQUIVALENTS

         The company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 3   RELATED PARTY TRANSACTIONS

         The Company currently receives the use of office space free of charge from Jehu Hand, president of the Company. The fair market value of the office space in the same geographic region is $20 per month.

NOTE 4   INCOME TAXES

         The fiscal year end of the Company is June 30th and an income tax return has not been filed. However, if an income tax return had been filed, the Company would have a net operation loss carryforward of $486 that would begin expiring in the year 2008.

NOTE 5   STOCK OPTION PLAN

         The Company has stock option plans for directors, officers, employees, advisors, and employees of companies that do business with the Company, which provide for non-qualified and qualified stock options. The Stock Option Committee of the Board determines the option price which cannot be less than the fair market value at the date of the grant of 110% of the fair market value if the Optionee holds 10% or more of the Company's common stock. The price per share of share subject to a Non-Qualified Option shall not be less than 85% of the fair market value at the date of the grant. Options generally expire either three months after termination of employment, or ten years after date of grant (five years if the optionee holds 10% or more of the Company's common stock at the time of grant).

ANGUS CORPORATION
(A Development Stage Company)                  Notes to Financial Statements

Options outstanding:

Shares allocated                    2,000,000
                                    ---------

         Option price               $     .50
                                    ---------

         Balance at inception             --
         Granted                       40,000
                                    ---------
         Balance outstanding at
         June 30, 1994                 40,000
         Granted                          --
                                    ---------

         Year exercisable:
                  1999                 40,000
                                    ---------

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 30 day of July 1999.

                                        Creditgroup.com, Inc.



                                     BY: /s/ Barry Lotz
                                        -------------------------------
                                        Dr. Barry Lotz, Chief Executive Officer

                                    PART III



EXHIBIT NO.               DOCUMENT DESCRIPTION
-----------               --------------------

 2.1     Agreement and Plan of Reorganization

 2.2     Stockholder's Agreement of Angus Corporation

 3.1     Articles of Incorporation of Asset Retrieval Services, Inc., as amended

 3.2     Bylaws of Asset Retrieval Services, Inc.

 3.3     Certificate of Incorporation of Angus Corporation, as amended

 3.4     Bylaws of Angus Corporation

 3.5     Certificate of Incorporation of Asset Retrieval Management, Inc.

 3.6     Bylaws of Asset Retrieval Management, Inc.

 3.7     Certificate of Incorporation of Alliance Consumer Credit Solutions,
         Inc.

 3.8     Articles of Incorporation of Alliance Consumer Credit Solutions, Inc.

 4.1     Specimen Common Stock Certificate